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Exhibit 99.2

FORM OF LETTER TO RECORD HOLDERS OF DEPOSITARY UNITS

ROYAL HAWAIIAN ORCHARDS, L.P.

Up to 3,000,000 Depositary Units Representing Class A Units
Issuable upon the Exercise of Non-Transferable Subscription Rights at $            per Depositary Unit

                            , 2013

Dear Holder of Depositary Units:

        This letter is being sent by Royal Hawaiian Orchards, L.P. (the "Partnership") to holders of its Depositary Units (the "Depositary Units") representing Class A units of limited partnership interests of record at 5:00 p.m., Eastern time, on November 4, 2013 (the "Record Date") in connection with our distribution, at no cost to you, of non-transferable subscription rights ("Rights") to purchase Depositary Units in a rights offering ("Rights Offering") by the Partnership. The Rights Offering is described in the enclosed prospectus dated                                                  , 2013 (the "Prospectus").

        We are offering up to 3,000,000 Depositary Units, as described in the Prospectus, at a cash price of $            per Depositary Unit. Each Depositary Unit represents one Unit of limited partnership interest. For each Depositary Unit beneficially owned by you as of the Record Date, you will receive one Right to purchase 0.4 Depositary Units under what we refer to as your "Basic Subscription Right." In addition, if you exercise your Basic Subscription Right in full, you will be eligible to purchase any whole Depositary Units that are not purchased by other Rights Holders under what we refer to as your "Over-Subscription Privilege." Exercise of your Over-Subscription Privilege is subject to limitation and allocation as further described in the Prospectus. Fractional Depositary Units resulting from exercise will be rounded down to the nearest whole number.

        The Rights Offering will expire at 5:00 p.m., Eastern time, on                             , 2013. Your Right to purchase Depositary Units in the Rights Offering will expire if not exercised by such time. Once submitted, all exercises of Rights are irrevocable. You should read the Prospectus carefully before deciding whether to exercise your Rights.

        Your subscription rights are evidenced by the accompanying non-transferable rights certificate registered in your name (the "Rights Certificate"). The reverse of the Rights Certificate contains the Exercise of Rights form, which you will complete if and when you exercise your Rights.

        Enclosed are copies of the following documents:

  1.
  Management's Letter to Holders of Depositary Units;

  2.
  Prospectus;

  3.
  Your Rights Certificate, with Exercise of Rights form on reverse;

  4.
  Instructions as to Exercise of Rights;

  5.
  Notice of Guaranteed Delivery;

  6.
  Notice of Tax Information; and

  7.
  A return envelope addressed to American Stock Transfer & Trust Company, LLC, the Subscription Agent.

        Your prompt action is requested. To exercise your Rights, you should deliver the Rights Certificate, including the properly completed and duly signed Exercise of Rights form, with full payment of the subscription price for each Depositary Unit subscribed for pursuant to the Basic Subscription Right and the Over-Subscription Privilege, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the Rights Certificate and all other required subscription documents with payment prior to the expiration of the Rights Offering.

        For additional copies of the enclosed materials and any questions or requests for assistance concerning the Rights Offering, please contact the information agent, AST Phoenix Advisors, at (866) 828-6929.

                        Very truly yours,

                        Royal Hawaiian Orchards, L.P.

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  Exhibit 99.2
ROYAL HAWAIIAN ORCHARDS, L.P.